# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHMID Group N.V., CIK 0001987240
CUSIP: N68722102
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0002110120
Persons authorized to receive notices and communications: XJ Harbour HK Limited, Room 76, 5/F, United Centre, 95 Queensway, Admiralty, Hong Kong (K3), 0000, 852 5948 0780

## Reporting persons
- XJ Harbour HK Limited (CIK 0002110120): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,951,199; shared voting power 0; sole dispositive power 12,951,199; shared dispositive power 0; aggregate amount beneficially owned 12,951,199 (25.6% of the class)
  Comment: 1 Represents 12,951,199 Class A Ordinary Shares of the Issuer, among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026, and 410,660 Class A Ordinary Shares were held by XJ Harbour HK Limited immediately before such insurance. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,951,199; shared voting power 0; sole dispositive power 12,951,199; shared dispositive power 0; aggregate amount beneficially owned 12,951,199 (25.6% of the class)
  Comment: 1 Represents 12,951,199 Class A Ordinary Shares of the Issuer, among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026, and 410,660 Class A Ordinary Shares were held by XJ Harbour HK Limited immediately before such insurance. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Global Industrial Fund GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,951,199; shared voting power 0; sole dispositive power 12,951,199; shared dispositive power 0; aggregate amount beneficially owned 12,951,199 (25.6% of the class)
  Comment: 1 Represents 12,951,199 Class A Ordinary Shares of the Issuer, among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026, and 410,660 Class A Ordinary Shares were held by XJ Harbour HK Limited immediately before such insurance. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.
- Xinjin Investment Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,951,199; shared voting power 0; sole dispositive power 12,951,199; shared dispositive power 0; aggregate amount beneficially owned 12,951,199 (25.6% of the class)
  Comment: 1 Represents 12,951,199 Class A Ordinary Shares of the Issuer, among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026, and 410,660 Class A Ordinary Shares were held by XJ Harbour HK Limited immediately before such insurance. Each Class A Ordinary Share is entitled to one vote per share.
  
  2 Based on an aggregate of 50,603,011 Class A Ordinary Shares of the Issuer (excluding 5,000,000 earn-out shares without voting rights subject to cancellation and 21,000,000 total outstanding warrants issued to other shareholders of the Issuer), among which 12,540,539 Class A Ordinary Shares were issued to XJ Harbour HK Limited on January 16, 2026 and 38,062,472 Class A Ordinary Shares of the Issuer were issued and outstanding immediately before such issuance. The percentage does not reflect the potential conversion of a EUR 2.5 million drawn under a financing facility with Black Forest Special Situations I signed in December 2025 and does also not reflect the potential conversion of a USD 30 million convertible bond and warrants announced by the Issuer on January 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: SCHMID Group N.V.
Address of issuer's principal executive offices: Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250
Comment: Not Applicable.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

1) XJ Harbour HK Limited, a company limited by shares incorporated under the laws of Hong Kong Special Administrative Region of the People's Republic of China, with its registered office at RM76, 5/F, United Centre, 95 Queensway, Admiralty, Hong Kong and its principal business in investment holding ("XJ Harbour");

2) Xinjin Global Industrial Fund LP, an exempted limited partnership registered in the Cayman Islands with its registered office at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KYl-1002, Cayman Islands and its principal business in investment holding ("XJ Fund"). XJ Harbour is an indirect wholly-owned subsidiary of XJ Fund;

3) Xinjin Global Industrial Fund GP Limited, an exempted company incorporated in the Cayman Islands with limited liability with its registered office at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KYl-1002, Cayman Islands and its principal business in investment holding ("XJ Fund GP"). XJ Fund GP is the general partner of XJ Fund; and

4) Xinjin Investment Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability with its registered office at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KYl-1002, Cayman Islands and its principal business in investment holding ("XJ Holding"). XJ Holding is the controlling shareholder of XJ Fund GP, holding 78% of all issued and outstanding shares of XJ Fund GP.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of the Reporting Persons is Room 76, 5/F, United Centre, 95 Queensway, Admiralty, Hong Kong.
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
1,406,361 of the Class A Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were issued to the XJ Harbour in connection with the exchange of interests in SCHMID Technology Guangdong Co., Ltd., a limited liability company incorporated under the laws of the People's Republic of China and a subsidiary of the Issuer, into shares of the Issuer (the "Exchange") upon the completion of the business combination (the "Business Combination") on April 30, 2024 (the "Closing Date") as contemplated by that certain Business Combination Agreement, dated May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company ("Pegasus"), Gebr. Schmid GmbH, the Issuer and Pegasus MergerSub Corp., a Cayman Islands limited liability company (as amended, the "Business Combination Agreement"). A subscription agreement was therefore entered into by and between, among others, XJ Harbour and the Issuer on January 26, 2024, which was subsequently amended on April 29, 2024 (the "Subscription Agreement"). The 1,406,361 of Class A Ordinary Shares were duly registered upon the completion of the Business Combination.

Copies of the Business Combination Agreement, the First Amendment to the Business Combination Agreement, the Second Amendment to the Business Combination Agreement, the Subscription Agreement and the Amendment Agreement to Subscription Agreement are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 respectively to this Schedule 13D and are incorporated by reference in this Item 3.

After the Closing Date and before the date of this filing, among all 1,406,361 of Class A Ordinary Shares issued to XJ Harbour on the Closing Date, XJ Harbour sold 995,701 Class A Ordinary Shares. Therefore, as of the date of this filing, the Reporting Persons beneficially owns the remaining 410,660 Class A Ordinary Shares.

As part of the transactions contemplated by the Exchange, and in addition to the issuance of 1,406,361 Class A Ordinary Shares, the Issuer agreed to make a cash payment to XJ Harbour in an aggregate amount of EUR 30 million, payable in three instalments, EUR 10 million of which was paid on the Closing Date pursuant to the Subscription Agreement. The remaining EUR 20 million subsequently became due. On November 12, 2025, in order to offset the outstanding amount together with accrued interest thereon (in an aggregate amount of US$ 26,962,158.90), the Issuer and XJ Harbour entered into a second subscription agreement (the "Second Subscription Agreement") and a set-off agreement (the "Set-off Agreement"), pursuant to which the Issuer agreed to issue 12,540,539 Class A Ordinary Shares to XJ Harbour in full satisfaction of such outstanding amount (the "Set-off"). As a result of the foregoing, 12,540,539 Class A Ordinary Shares were issued to XJ Harbour on January 16, 2026, and the outstanding amount payable by the Issuer to XJ Harbour was thereby fully satisfied. Under the Second Subscription Agreement, the Issuer agreed to duly register the 12,540,539 Class A Ordinary Shares issued to XJ Harbour under the U.S. Securities Act of 1933, including the filing of Form F-1 with the SEC and making all efforts to have such Form F-1 be declared effective by the SEC.

Copies of the Second Subscription Agreement and the Set-off Agreement are filed as Exhibit 99.7 and Exhibit 99.8 respectively to this Schedule 13D and are incorporated by reference in this Item 3.

Therefore, as of the date of the filing, the Reporting Persons hold 12,951,199 Class A Ordinary Shares in total (being the sum of 410,660 Class A Ordinary Shares and 12,540,539 Class A Ordinary Shares).

## Item 4. Purpose of Transaction
Purpose of transaction:
The information regarding the Exchange and the Set-off set forth in Item 3 above is incorporated into this Item 4 by reference. All of the 12,951,199 Class A Ordinary Shares beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Exchange and the Set-off as described in Item 3 above.

Except as otherwise set forth in this Item 4, Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions. The Reporting Persons intend to continually review their investment in the Issuer and may, from time to time, determine to dispose of some or all of their Class A Ordinary Shares, whether in open market transactions, privately negotiated transactions, or otherwise, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons have beneficial ownership of 12,951,199 Class A Ordinary Shares. The percentage of beneficial ownership is approximately 25.6% of the outstanding Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the sole power to vote, dispose or direct the disposition of 12,951,199 Class A Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Class A Ordinary Shares during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Subscription Agreement and Amendment thereto: In connection with the Business Combination, Pegasus, Gebr. Schmid GmbH, the Issuer, and XJ Harbour entered into a subscription agreement dated January 26, 2024, as amended on April 29, 2024 (the "Subscription Agreement"), pursuant to which the Issuer agreed to issue to XJ Harbour 1,406,361 Class A Ordinary Shares and to make a cash payment in an aggregate amount of EUR 30 million, payable in three instalments, in exchange for XJ Harbour's transfer of all of its equity interests in SCHMID Technology Guangdong Co., Ltd., a limited liability company incorporated under the laws of the People's Republic of China and a subsidiary of the Issuer.

Second Subscription Agreement and Set-off Agreement: The EUR 20 million payable under the Subscription Agreement subsequently became due. In order to offset such outstanding amount, together with accrued interest thereon (in an aggregate amount of USD 26,962,158.90), the Issuer and XJ Harbour, among others, entered into a second subscription agreement (the "Second Subscription Agreement") and a set-off agreement (the "Set-off Agreement") on November 12, 2025, pursuant to which the Issuer agreed to issue 12,540,539 Class A Ordinary Shares to XJ Harbour in full satisfaction of the outstanding amount payable by the Issuer. As a result, on January 16, 2026, an aggregate of 12,540,539 Class A Ordinary Shares was issued to XJ Harbour, and the outstanding amount payable by the Issuer to XJ Harbour was thereby fully satisfied.

These summaries are qualified by the actual terms of the agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

99.1. Joint Filing Agreement among the Reporting Persons, dated as of February 10, 2026.

99.2. Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.) and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

99.3. First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

99.4. Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

99.5. Subscription Agreement, dated January 26, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.) and XJ Harbour HK Limited (incorporated by reference to Exhibit 10.8 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

99.6. Amendment Agreement to Subscription Agreement, dated April 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.) and XJ Harbour HK Limited.

99.7. Subscription Agreement, dated November 12, 2025, by and among SCHMID Group N.V., Christian Schmid, Anette Schmid and XJ Harbour HK Limited (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form 6-K (Reg. No. 001-42040), filed with the SEC on November 17, 2024).

99.8. Set-off Agreement, dated November 12, 2025, by and between SCHMID Group N.V. and XJ Harbour HK Limited (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form 6-K (Reg. No. 001-42040), filed with the SEC on November 17, 2024).

## Signatures
- XJ Harbour HK Limited: /s/ XJ Harbour HK Limited, Mak Tsz Ming / Director (02/10/2026)
- Xinjin Global Industrial Fund LP: /s/ Xinjin Global Industrial Fund LP, Mak Tsz Ming / Authorized Signatory (02/10/2026)
- Xinjin Global Industrial Fund GP Limited: /s/ Xinjin Global Industrial Fund GP Limited, Mak Tsz Ming / Director (02/10/2026)
- Xinjin Investment Holding Limited: /s/ Xinjin Investment Holding Limited, HU Bin / Director (02/10/2026)
Comment: Not applicable.